Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177307
February 25, 2014

PepsiCo, Inc.
0.950% Senior Notes due 2017
3.600% Senior Notes due 2024

Issuer:	PepsiCo, Inc.

Ratings (Moody’s / S&P):	A1 / A- (stable outlook / stable outlook)

Trade Date:	February 25, 2014

Settlement Date (T+3):	February 28, 2014

Title of Securities:	0.950% Senior Notes due 2017	3.600% Senior Notes due 2024

Aggregate Principal Amount Offered:	$750,000,000	$1,250,000,000

Maturity Date:	February 22, 2017	March 1, 2024

Interest Payment Dates:	Semi-annually on each February 22 and August 22, commencing on August 22, 2014.	Semi-annually on each March 1 and September 1, commencing on September 1, 2014.

Benchmark Treasury:	0.625% due February 15, 2017	2.750% due February 15, 2024

Benchmark Treasury Yield:	0.689%	2.701%

Spread to Treasury:	+30 bps	+92 bps

Re-offer Yield:	0.989%	3.621%

Coupon:	0.950%	3.600%

Price to Public:	99.886%	99.825%

Optional Redemption:	Make-whole call at Treasury rate plus 5 basis points	Prior to December 1, 2023, make-whole call at Treasury rate plus 15 basis points; par call at any time on or after December 1, 2023

Daycount Fraction:	30/360	30/360

CUSIP/ISIN:	713448 CL0/US713448CL01	713448 CM8/US713448CM83

Minimum Denomination:	$2,000 and integral multiples of $1,000

Joint Bookrunners:	Citigroup Global Markets Inc. RBS Securities Inc. UBS Securities LLC

Co-Managers:	ANZ Securities, Inc. BBVA Securities Inc. BNY Mellon Capital Markets, LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc. Lebenthal & Co., LLC Mischler Financial Group, Inc.

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An explanation of the significance of ratings may be obtained from the ratings agencies.  Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate.  The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby.  The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and Standard & Poor’s.  Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, RBS Securities Inc. toll-free at 1-866-884-2071 or UBS Securities LLC toll-free at 1-887-827-6444, ext. 561 3884.

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